

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust II, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Trust II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 6, 2010**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revision to your filing for the price per retail share. Based on certain disclosures in your filing, it appears that the price per retail share after selling commissions and dealer manager fee will be $9.00. However, based on other disclosures in your filing, these fees will be 10% of the $9.90 purchase price, or $0.99. Please revise your filing to indicate the fees will be $0.69 for selling commissions and $0.30 for dealer manager fees and the price per retail share after these fees will be $8.91.

Prospectus Summary, page 1

2. We note your reference to your institutional management team. Please revise to clarify what you mean by "institutional management team."

3. We note your response to comment 17; however, the summary continues to be 24 pages long. As a result, we continue to believe that you should revise your summary to limit the disclosure to concise descriptions and avoid duplicative disclosure.

4. We note your statement on page 1: "We expect to use substantially all the net proceeds of this offering to acquire primarily freestanding, single-tenant retail properties net leased to investment grade and other creditworthy tenants." We further note your statement on page 6 that you "seek to build a diversified portfolio comprised primarily of free-standing single-tenant bank branch, convenience store, retail, office and industrial properties" and your addition of risks on page 49 associated with industrial properties. Please reconcile these statements and revise your disclosure throughout the prospectus accordingly.

What is the experience of your investment team?, page 2

5. We note your statement: "Each of our chief executive officer, president, chief investment officer and chief operating officer has more than 20 years of real estate experience." Please reconcile this statement with your disclosure on pages 69 and 70.

What is the experience of your principal executive officers?, page 3

6. We note your disclosure that Mr. Kahane is the president, treasurer and chief operating officer of the company since formation in September 2010. We further note that on page 69 you disclose that Mr. Kahane is the president, treasurer and director of the company and that Mr. Budko is the executive vice president and chief operating officer. Please reconcile your disclosure throughout the prospectus or advise.

How will NAV share be calculated, page 5

7. We note your response to comment 7 and the revised disclosure. Please revise to briefly describe how NAV per share will be calculated.

Can I be certain that I will be able to liquidate my investment immediately at the time of my choosing?, page 7

8. We note the revision to the disclosure in response to comment 23. Please revise to clarify that the board of directors may also terminate the plan for any reason as disclosed on page 20.

What are the fees that you will pay to the advisor…?, page 9

9. We note your response to comment 24. Please revise to provide the accrued

offering expenses to date.

10. We note your response to comment 25. Please revise page 15 to clarify, if true, that all operating expenses to be reimbursed are third party expenses and make corresponding changes on page 87.

11. We note your response to comment 38 that the platform fee is payable on shares issued under the distribution reinvestment plan. Please revise to include this information in your disclosure. We further note the revised disclosure that although no platform fee is charged on institutional shares sold under the distribution reinvestment plan, because the platform fee reduces NAV for all institutional shares it indirectly affects those institutional shares issued under our distribution reinvestment plan. Please provide us a brief explanation or example of how this amount will be calculated.

Risk Factors, page 25

12. We have reviewed your response to comment 21 and the corresponding revised disclosure. Please include a risk factor indicating that investors will be unaware of the NAV per share upon submitting a purchase order or advise.

"Rising expenses could reduce cash flow and funds available for future acquisition…," page 41

13. Please revise to clarify the revisions to this sub-heading and concisely state the risk to investors.

"The taxation of distributions to our stockholders can be complex…," page 56

14. Please revise to clarify the risk presented.

Management, page 67

15. We note your response to comment 34 in which you indicate that the disclosure has been revised. However, we cannot locate the revised disclosure. Please advise or revise.

16. We note your response to comment 39 that you will reimburse your advisor for personnel cost, including salaries and benefits, and that you do not believe that Item 402 should be deemed to cover compensation by the advisor, since its named executive officers will devote a substantial portion of their time on activities unrelated to the company. Please provide us a more detailed analysis regarding why Item 402 does not apply when you appear to be reimbursing the personnel costs of your named executive officers.

Market Overview, page 63

Investment Objectives, page 63

17. We note your response to comment 10. In this section, please revise "Low Leverage" to indicate that your organization documents allow you to leverage up to 75% of the cost of your investment assets as you did on page 1. Also revise "Low Leverage" on page 103 accordingly.

Management Compensation, page 82

18. We note your response to comment 38. Please clarify what you mean by "deferred distribution fee." Also, please revise the disclosure to describe the services provided in exchange for this fee.

Conflicts of Interest, page 95

Other Activities of American Realty Capital Advisors II, LLC and Its Affiliates, page 96

19. We note your response to comment 42. Please clarify your disclosure, if true, that the appraisal of the property will be by an independent third party.

Receipt of Fees and Other Compensation by American Realty Capital Advisor II, LLC and Its Affiliates, page 98

20. We note your response to comment 43 and re-issue the comment in part. Please revise your disclosure to state that because the acquisition fees are based on the purchase price of the investments acquired, it may create an incentive for your advisor to purchase assets that may not otherwise be in your best interest. Also revise the risk factor section, as applicable.

Valuation Policies, page 117

21. We note your response to comment 48 and re-issue the comment in part. Please tell us what consideration you have given to identifying the independent valuation expert as an expert and filing its consent as an exhibit to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 121

22. We note your response to comment 49 that you have revised your disclosure. However, the revised disclosure appears to simply repeat previous disclosure, and we continue to believe that your should more specifically explain why you believe that modified FFO or MFFO is an appropriate measure by which to assess your operating performance and discuss each adjustment made from NAREIT FFO to

arrive at MFFO. Please revise accordingly.

Prior Performance Summary, page 126

23. We note your response to comment 50 that you believe that there have been no
major adverse business developments or conditions experienced by any other
program or non-program property that would be material to investors. Please tell
us whether there have been any major adverse business developments or
conditions experienced by any other program or non-program property. In this
regard, we note the net losses attributable to American Realty Capital Trust, Inc.,
ARC Income Properties, LLC, and ARC Income Properties II, LLC, disclosed in
the prior performance tables. We also note that American Realty Capital Trust,
Inc. has paid distributions from offering proceeds and its advisor and property
manager have waived significant fees. Please revise or advise.

Plan of Distribution, page 186

24. We note your response to our prior comment 57 and your revision to your filing.
We are unclear why you removed the amount for your distribution reinvestment
plan's Price to public. Please revise to disclose this amount as $9.50, or advise.

Appendix A

Prior Performance Tables

Table I, page A-3

25. We note your revision to your filing for ARC Income Properties II, LLC for the
percentages related to Total acquisition costs and Cash used for acquisition costs.
Please tell us how you determined it was appropriate to revise these percentages,
as the percentages no longer appear to be correct.

Part II. Information Not Required In Prospectus

Item 33. Recent Sale of Unregistered Securities, page II-1

26. We note your response to comment 62. Please revise your disclosure to provide
all the information, as applicable, required by Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake K. Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900